Item 77Q-1

Exhibits

RESOLUTIONS

Dividend Capital Realty Income Allocation Fund

Approval of Changes to Target Portfolio Allocations

WHEREAS, the Fund currently has an investment policy to allocate up to 75% of the Fund's Managed Assets to common stock of real estate companies, up to 40% of the Fund's Managed Assets to preferred stock of real estate companies, and up to 40% of the Fund's Managed Assets to debt securities (the "Allocation Policies");

WHEREAS, Dividend Capital Investments LLC (the "Adviser") has recommended that the target allocations of the Allocation Policies in common stock of real estate companies, preferred stock of real estate companies and debt securities be increased to 75% of the Fund's Managed Assets; and

WHEREAS, the Allocation Policies are not considered fundamental and may be changed by the Fund's Board without the approval of the Fund's shareholders.

NOW THEREFORE, BE IT RESOLVED, that the target allocations of the Allocation Policies in common stock of real estate companies, preferred stock of real estate companies and debt securities are each increased to 75% of the Fund's Managed Assets; and

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to take any actions and to execute any instruments which may be necessary or desirable to carry out the foregoing resolution and the purpose and intent thereof.